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April 8, 2011

VIA EDGAR AND EMAIL

Mr. Michael L. Kosoff

Branch Chief

Office of Insurance Products

Securities and Exchange Commission

100 F Street, N.E.

Room 4423

Washington, D.C.  20549-8629

Re:	Hartford Life Insurance Co. Separate Account Seven (“Registrant”)
Registration Statement on Form N-4
File Nos. 333-168986; 811-04972; CIK - 809013

Dear Mr. Kosoff:

Presented below and attached hereto please find specific responses to each of your comments and questions on April 8, 2011:

1.               Introduction (p. 3). Please include the Personal Pension Account under “Choose Investment Options.”

Response:  Agreed.

2.               Are There Restrictions on How You Must Invest (pp. 51 - 52). Please add disclosure regarding the administrative protocols to notify an investor that they may not remain invested in the Personal Protection Portfolios.

Response:  Agreed.

3.               Fee Summary (p. 4). To the extent possible, please add a footnote to describe what the CDSC is a percentage of.

Response:  Agreed.

4.               The Funds (p 8). Please confirm or correct the amount of fees and payments received from funds and related parties.

Response:  Agreed.

5.               How often do you want the Payee to receive Annuity Payouts? (p. 28) Please remove the word “modal.”

Response:  Agreed.

6.               How is the charge for the rider calculated? (p.50)

a.               Please disclose that the optional rider charge ceases upon the Rider Maturity Date.

Response:  Agreed.

b.              Please consider adding the PPA Guaranteed Payout rate “Income Boost” to the objective.

Response:  Agreed.

7.               Example (p. A-6). Please confirm or correct that the AWA is $200,000 in example 4.

Response:  Agreed.

8.               Sales Charges (p. 21)

To the extent practicable, please consider revising the Sales Charge disclosure for additional clarity.

Response: Registrant respectfully submits it has made considerable strides to restate this section using plain English words and terms. Given the inherent complexity of the formulas, the Registrant has also provided numerous examples that further highlight how this concept may be applied in a variety of circumstances. Registrant respectfully submits that, when taken together, the section is as clear as is practical. However, Registrant has added additional disclosure relating to the calculation of the AWA in Step 2 and will continue to explore ways to further simplify these concepts where possible.

Sincerely,

/s/ Sarah M. Patterson

Sarah M. Patterson